TEVA REPORTS FIRST QUARTER 2014 RESULTS

•	Revenues of $5.0 billion, up 2% compared to the first quarter of 2013.

•	Non-GAAP net income of $1.0 billion, an increase of 8%. GAAP net income of $744 million, an increase of 18%.

•	Non-GAAP diluted EPS of $1.22, an increase of 9%. GAAP diluted EPS of $0.87, an increase of 18%.

•	Successful launch of Copaxone® 40mg/mL in the U.S.; on-track to achieve 30,000 patients on therapy by the end of May and 40,000 patients by the end of the year.

•	U.S. generic medicine revenues increased by 17%. Generic medicine segment profitability increased by 31%.

•	Strong cash flow from operations of $1.1 billion, excluding the effect of payment related to legal settlements.

•	Full year 2014 revenues and EPS guidance reaffirmed.

Jerusalem, May 1, 2014 — Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today reported results for the quarter ended March 31, 2014.

“We are pleased with the quarter’s results. Patients benefitted from several significant generic and specialty medicine launches, most notably our Copaxone® 40mg in the U.S. Our global generics business delivered increased profitability, and our U.S. generics revenues were up 17% year-over-year,” stated Erez Vigodman, President and CEO of Teva.

Mr. Vigodman continued, “We are intensely focused on solidifying the foundation of Teva, maintaining the Copaxone® franchise, driving sustainable organic growth, and positioning Teva for long-term value creation. During 2014, we will deliver significant savings as part of our cost reduction program, accelerate the transformation of our operations network, strengthen our global leadership in generics and continue to increase confidence in Teva.”

Generic Medicine Segment

*	Segment profitability consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items.

We recently changed the classification of certain of our products. The data presented have been conformed to reflect the revised classification for all periods.

Generic medicine revenues in the first quarter of 2014 amounted to $2.4 billion (including API sales of $179 million), an increase of 3% compared to $2.3 billion in the first quarter of 2013. In local currency terms, sales increased 4%.

Generic revenues consisted of:

•	U.S. revenues of $1.0 billion, an increase of 17% compared to the first quarter of 2013. The increase resulted mainly from the exclusive launch of capecitabine (Xeloda®), the launch of tolterodine tartrate (Detrol®) and higher sales of budesonide inhalation (Pulmicort®) as well as products that were sold in 2014 and not sold in the first quarter of 2013, the largest of which were niacin ER (Niaspan®) and tobramycin (Tobi®). These increases were partially offset by declines in other products due to loss of exclusivity or additional competition, the most significant of which were amphetamine salts (Adderall®), fenofibrate (Tricor®) and clonidine patch (Catapres TTS®).

•	European revenues of $818 million, a decrease of 4%, or 7% in local currency terms, compared to the first quarter of 2013. The decrease in revenues was due to lower sales of API to third parties and of generic medicine in certain markets, as we pursue our strategy of profitable and sustainable business in the region, and take a selective approach to the tender market. Results in central and eastern Europe were affected by the mild winter season.

•	ROW revenues of $532 million, a decrease of 9%, but an increase of 1% in local currency terms, compared to the first quarter of 2013. The increase in local currency terms was driven by higher sales in Latin America and Canada, largely offset by a decline in Russia, which was affected by the mild winter season. Our ROW markets were impacted significantly by the weakening of various local currencies compared to the U.S. dollar.

API sales to third parties in the first quarter of 2014 amounted to $179 million, a decrease of 7% in both dollar and local currency terms, compared to the first quarter of 2013. The decrease resulted from production issues and management changes in our API organization.

Generic medicine revenues comprised 48% of our total revenues in the quarter, in line with the first quarter of 2013.

Generic Medicine Gross Profit

Gross profit from our generic medicine segment in the first quarter of 2014 amounted to $1.04 billion, an increase of 10%, compared to $0.95 billion in the first quarter of 2013. Gross profit margin for our generic medicine segment in the first quarter of 2014 increased to 43.5%, from 40.9% in the first quarter of 2013. The higher gross profit was mainly a result of higher revenues and the change in the composition of revenues in the United States and Europe, mainly products launched during the first quarter of 2014 and in the second half of 2013 in the United States. These increases were partially offset by lower revenues from our ROW markets, as well as a decrease in profit from API sales to third parties.

Generic Medicine Profitability

Profitability of our generic medicine segment amounted to $499 million in the first quarter of 2014, compared to $382 million in the first quarter of 2013. Generic medicine profitability as a percentage of generic medicine revenues was 20.8% in the first quarter of 2014, up from 16.4% in the first quarter of 2013. The increase was mainly due to higher revenues, higher gross profit and lower S&M expenses, which were partially offset by an increase in R&D expenses.

Specialty Medicine Segment

*	Segment profitability consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items.

We recently changed the classification of certain of our products. The data presented have been conformed to reflect the revised classification for all periods.

Specialty medicine revenues in the first quarter of 2014 amounted to $2.1 billion, an increase of 3% compared to the first quarter of 2013. U.S. specialty medicine revenues amounted to $1.5 billion, an increase of 3% compared to the first quarter of 2013. European specialty medicine revenues amounted to $482 million, an increase of 8%, or 4% in local currency terms, compared to the first quarter of 2013. ROW specialty medicine revenues amounted to $102 million, a decrease of 18%, or 8% in local currency terms, compared to the first quarter of 2013.

Specialty medicine revenues comprised 42% of our total revenues in the quarter, in line with the first quarter of 2013.

The increase in specialty medicine revenues from the first quarter of 2013 was primarily due to higher revenues of CNS and oncology products, partially offset by lower revenues of other specialty medicines.

The following table presents revenues by therapeutic area and key products for our specialty medicine segment for the three months ended March 31, 2014 and 2013:

We recently changed the classification of certain of our products. The data presented have been conformed to reflect the revised classification for all periods.

Global sales of Copaxone® (20 mg/mL and 40 mg/mL), the leading multiple sclerosis therapy in the U.S. and globally, increased 1% compared to the first quarter of 2013. In the United States, sales increased 1% to $816 million following a price increase in January 2014. Sales outside the United States amounted to $254 million, a decrease of 2% in both U.S. dollar and local currency terms, compared to the first quarter of 2013. The decrease reflects the timing of tenders in Russia, which took place in the first quarter of 2013 but not in the first quarter of 2014, and was partially offset by higher sales in Europe.

As of April 18, 2014, Copaxone® 40 mg/mL U.S. market share in terms of total prescriptions was 10.5%. Our U.S. market share for the two Copaxone® products in terms of total prescriptions was 33.5%, with Copaxone® 40 mg/mL then accounting for 31% of total Copaxone® prescriptions.

Our global Azilect® revenues amounted to $114 million, an increase of 23% compared to the first quarter of 2013, while global in-market revenues increased 20% to $143 million. The increase in sales reflects both price increases and volume growth in the United States, as well as volume growth in Europe.

Sales of our oncology products amounted to $262 million in the first quarter of 2014, compared to $239 million in the first quarter of 2013. The increase resulted primarily from sales of our recently launched G-CSF products, Lonquex® and Granix®, as well as higher sales of Treanda®. Sales of Treanda® amounted to $180 million in the first quarter of 2014, compared to $171 million in the first quarter of 2013.

Sales of our respiratory products amounted to $230 million in the first quarter of 2014, a decrease of 2% compared to the first quarter of 2013, mainly due to lower sales in Europe and our ROW markets, partially offset by higher sales in the United States. ProAir® revenues amounted to $114 million in the first quarter of 2014, an increase of 30% compared to the first quarter of 2013, mainly due to volume growth. Qvar® revenues amounted to $71 million in the first quarter of 2014, a decrease of 24% compared to the first quarter of 2013, due to higher Medicaid sales in the United States in the current quarter.

Specialty Medicine Gross Profit

Gross profit from our specialty medicine segment amounted to $1.8 billion in the first quarter of 2014, an increase of 3% compared to the first quarter of 2013.

Gross profit margin for our specialty medicine segment was 87.2% in the first quarter of 2014, compared to 87.0% in the first quarter of 2013.The higher gross profit was mainly a result of higher sales of specialty medicines.

Specialty Medicine Profitability

Profitability of our specialty medicine segment amounted to $1.1 billion in the first quarter of 2014, a decrease of 1% compared to the first quarter of 2013.

Specialty medicine profitability as a percentage of segment revenues was 52.8% in the first quarter of 2014, down from 55.2% in the first quarter of 2013. This is a result of higher S&M expenses in anticipation of new product launches, including Copaxone® 40 mg/mL, and higher R&D expenses as we expand our specialty and NTE pipelines, partially offset by higher gross profit.

The following table presents details of our multiple sclerosis franchise and of our other specialty medicines for the three months ended March 31, 2014 and 2013:

We recently changed the classification of certain of our products. The data presented have been conformed to reflect the revised classification for all periods.

Other Activities

OTC revenues amounted to $269 million in the first quarter of 2014, a decrease of 12%, or 9% in local currency terms, compared to $306 million in the first quarter of 2013, primarily due to lower sales in Eastern Europe.

PGT’s in-market sales amounted to $356 million in the first quarter of 2014, a decrease of 13% compared to the first quarter of 2013. This decline was mainly the result of an exceptionally weak cough and cold season in Europe and Russia.

Other revenues amounted to $220 million in the first quarter of 2014, mostly from the distribution of third-party products in Israel and Hungary, compared to $215 million in the first quarter of 2013.

Exchange rate differences between the first quarter of 2014 and the first quarter of 2013 reduced our revenues by $30 million and our non-GAAP operating income by $27 million.

Non-GAAP Information: Net non-GAAP charges in the first quarter of 2014 amounted to $294 million, consisting mainly of amortization of purchased intangible assets. Accordingly, non-GAAP net income and non-GAAP EPS for the quarter are adjusted to exclude these and certain other items, as follows:

•	Amortization of purchased intangible assets totaling $285 million, of which $268 million are included in cost of goods sold and the remaining $17 million in selling and marketing expenses;

•	Restructuring, impairment and other expenses of $58 million;

•	Legal settlements of $29 million;

•	Regulatory actions taken in facilities of $18 million; and

•	Related tax benefit of $96 million.

Teva believes that excluding such items facilitates investors’ understanding of its business. See the attached tables for a reconciliation of the U.S. GAAP results to the adjusted non-GAAP figures.

Key Metrics for the First Quarter 2014

GAAP net income and GAAP diluted EPS were $744 million and $0.87 in the first quarter of 2014, both up 18%, compared to GAAP net income of $630 million and GAAP diluted EPS of $0.74 in the first quarter of 2013.

Non-GAAP net income and non-GAAP diluted EPS were $1.04 billion and $1.22 in the first quarter of 2014, an increase of 8% and 9%, respectively, compared to $0.96 billion and $1.12 in the first quarter of 2013.

Quarterly non-GAAP operating income was $1.4 billion in the first quarter of 2014, up 9% compared to the first quarter of 2013. Quarterly GAAP operating income was $972 million, an increase of 11%, compared to $874 million in the first quarter of 2013.

Non-GAAP gross profit margin was 59.7% in the first quarter of 2014, compared to 58.6% in the first quarter of 2013. GAAP gross profit margin was 53.9% in the quarter, compared to 52.8% in the first quarter of 2013. The increase in gross profit margin primarily reflects the higher profitability of our generic medicine segment.

Research & Development (R&D) expenditures in the first quarter of 2014 amounted to $353 million, or 7.1% of revenues, compared to $329 million, or 6.7% of revenues in the first quarter of 2013. R&D expenses related to our generic medicine segment amounted to $124 million in the first quarter of 2014, an increase of 15% compared to $108 million in the first quarter of 2013, mainly due to higher expenses associated with the generic medicine segment in the United States. R&D expenses related to our specialty medicine segment amounted to $227 million in the first quarter of 2014, an increase of 13% compared to $201 million in the first quarter of 2013, primarily as a result of increased investment in our NTEs, respiratory and CNS pipelines.

Selling and Marketing (S&M) expenditures (excluding amortization of purchased intangible assets) amounted to $967 million, or 19.3% of revenues, in the first quarter of 2014, compared to $985 million, or 20.1% of revenues in the first quarter of 2013. S&M expenses related to our generic medicine segment amounted to $419 million in the first quarter of 2014, a decrease of 9% compared to $461 million in the first quarter of 2013, mainly due to lower expenses in Europe and in Russia. S&M expenses related to our specialty medicine segment amounted to $499 million in the first quarter of 2014, an increase of 10%, compared to $453 million, in the first quarter of 2013. The increase in specialty S&M expenses was primarily due to expenditures related to our launches of Copaxone® 40 mg/mL, Lonquex® and Granix®, as well as preparation for additional product launches planned for the remainder of 2014.

General and Administrative (G&A) expenditures amounted to $302 million in the first quarter of 2014, or 6.0% of revenues, compared with $307 million, or 6.3% of revenues, in the first quarter of 2013.

Non-GAAP financial expenses amounted to $84 million in the first quarter of 2014, compared to $81 million in the first quarter of 2013. GAAP financial expenses for the first quarter of 2014 amounted to $81 million, compared to $175 in the first quarter of 2013.

The provision for non-GAAP tax for the first quarter of 2014 amounted to $239 million on pre-tax non-GAAP income of $1.3 billion. The provision for tax in the first quarter of 2013 was $193 million on pre-tax income of $1.2 billion. GAAP tax expenses for the first quarter of 2014 amounted to $143 million. In the first quarter of 2013, tax expenses amounted to $53 million.

Our quarterly non-GAAP tax rate for the first quarter of 2014 was 18.7%, compared to 16.5% in the first quarter of 2013. Our quarterly GAAP tax rate for the first quarter of 2014 was 16.0%, compared to 7.6% in the first quarter of 2013. The increase in our quarterly tax rate mainly reflects the lapse of our tax exemptions under the previous Israeli tax incentives regime in 2013 such that our profits in Israel are now generally subject to tax at 9%.

Cash flow from operations generated during the first quarter of 2014 amounted to $0.9 billion, compared to $1.1 billion in the first quarter of 2013. The decrease was mainly due to $0.2 billion of payments made pursuant to legal settlements, including the pantoprazole settlement. Free cash flow, excluding net capital expenditures and dividends amounted to $382 million, a decrease of $258 million from the first quarter of 2013.

Cash and marketable securities at March 31, 2014 amounted to $1.1 billion.

For the first quarter of 2014, the weighted average outstanding shares for the fully diluted earnings per share calculation was 852 million on both a GAAP and non-GAAP basis. At March 31, 2014, the outstanding shares for calculating Teva’s market capitalization were approximately 851 million.

Shareholders’ equity was $23.0 billion at March 31, 2014, compared to $22.6 billion at December 31, 2013. The increase primarily reflects net income of $0.7 billion and proceeds from employee stock option exercises of $0.1 billion, partially offset by dividend payments of $0.3 billion as well as by the negative impact of currency fluctuations of $0.2 billion.

Dividend

The Board of Directors, at its meeting on April 29, 2014, declared a cash dividend for the first quarter of 2014 of NIS 1.21 per share (approximately 34.7 cents according to the rate of exchange on April 29, 2014).

The record date will be May 20, 2014, and the payment date will be June 2, 2014. Tax will be withheld at a rate of 15%.

Conference Call

Teva will host a live webcast and a conference call to discuss its first quarter 2014 results on Thursday, May 1, 2014, at 8:00 a.m. ET. To access the live webcast and view the accompanying slide presentation, visit the Investor Relations section of Teva’s website, at http://ir.tevapharm.com, at least 15 minutes before the presentation is scheduled to begin; click on the webcast icon to register and download or install any necessary software. In addition to the webcast can be accessed by dialing in, at least ten minutes prior to the scheduled call time, to U.S.: 1.877.327.2806; Canada: 1.800.608.0284; International: +44 (0)1452.556664. The conference ID is 34735094#.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company’s website at www.tevapharm.com. A replay of the call will also be available until May 15, 2014, at 11:00 a.m. ET, by calling U.S.: 1.866.247.4222; Canada: 1.866.878.9237; International +44 (0)1452.550000. The Conference ID is 34735094#.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients.
Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s Specialty medicine businesses focus on CNS, respiratory oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially COPAXONE® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicine; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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